Contact

www.linkedin.com/in/anjali-bansal-8489091 (LinkedIn)

Top Skills

Corporate Governance

Leadership of Organizations

Business Strategy

Honors-Awards

Most Powerful Woman in Business

Powerful Women in Business

Jury

Jury

Anjali Bansal

Founder & Chairperson, Avaana Capital | Investor & Board member| Non-Exec Chairperson, Dena-Bank of Baroda | Non-Exec Director, Tata Power | TPG | McKinsey | Steering Committee Member ONDC

Mumbai

Summary

Anjali is Founder and Chairperson of Avaana Capital, supporting future market leaders leveraging tech-led innovation to catalyze climate action and sustainability, and deliver exponential returns.. She was previously Global Partner and Managing Director with TPG Growth PE, Global Partner with Spencer Stuart and India CEO, and strategy consultant with McKinsey and Co in New York and India.

She is former non executive Chairperson of Dena Bank where she successfully led the resolution of the stressed bank.

Anjali Bansal has been appointed on the Expert Advisory Committee for the Start Up India Seed Fund Scheme announced by Honorable Prime Minister. She is also on the PM's NITI Aayog Evolution Review Committee, and is closely associated with NITI Aayog Women Entrepreneurship Platform, Digital Platforms and Atal Innovation Mission.

She has been an active investor and mentor in companies including Delhivery, Nykaa, Safari, Alphavector, Lenskart, UrbanClap, Darwinbox, Loantap.

She serves as an independent non executive director on the boards of Piramal Enterprises, Siemens Ltd, Tata Power, Voltas, Kotak AMC, and Delhivery.

She has been on the Advisory Board of the Columbia University Global Centers, South Asia. Previously, she was Chairperson of India Board of Women's World Banking, a leading global livelihood-promoting institution and continues to be an advisor to SEWA. She has previously served on the public boards of GSK Pharma and Bata. She is a charter member of TiE, served on the managing

committee of the Indian Venture Capital Association, mentor to Facebook SheLeadsTech, NITI Aayog's Atal Innovation Mission.

She has been elected President of the Bombay Chamber of Commerce and Industry. An active contributor to the dialogue on corporate governance and diversity, Anjali is on the CII National Committee for Corporate Governance, co-founded and chaired the FICCI Center for Corporate Governance program for Women on Corporate Boards. She is a member of the Young Presidents' Organization.

Listed as one of the "Most Powerful Women in Indian Business" by India's leading publication, Business Today, and by Fortune India, Anjali is a frequent speaker at forums like Harvard, Stanford, Columbia, IVCA, BSE and jury member for awards including ET 40 Under 40, Women Ahead, CEO Awards, VC Circle, AIWMI Wealth Awards and others.

She has a BE in Computer Engineering and Masters in International Finance and Business from Columbia University.

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Experience

Avaana Capital
Founder and Chairperson
June 2018 - Present (3 years 11 months)
Mumbai Area, India

Avaana Capital invests in and supports exceptional entrepreneurs and start ups leveraging technology and innovation to catalyse impact and generate exceptional returns. Our companies include Delhivery, Nykaa, Loantap, Coverfox, Darwinbox, Alphavector, Aarohan, UrbanCompany, Farmart, Eggoz, Terra.do, Qapita, Zuddl

Bombay Chamber of Commerce and Industry
President
August 2021 - Present (9 months)
Mumbai, Maharashtra, India

Open Network For Digital Commerce
Steering Committee Member

July 2021 - Present (10 months)
New Delhi, Delhi, India

TATA Power
Independent Non Exec Board Of Directors
October 2016 - Present (5 years 7 months)
Mumbai, Maharashtra, India

Delhivery
Independent non-Executive Board of Directors
July 2017 - September 2021 (4 years 3 months)
Gurugram, Haryana, India

Dena Bank
Non Executive Chairman
2018 - 2019 (1 year)
Mumbai, Maharashtra, India

Appointed by Government of India as non executive independent Chairperson of large public sector bank, to guide resolution of stressed bank leading to the first successful 3-way merger of large public sector banks, Bank of Baroda, Vijaya Bank, and Dena Bank

TPG Global
Partner and Managing Director
2015 - 2017 (2 years)
Mumbai, Maharashtra, India

McKinsey & Company
Strategy Consultant
August 1997 - September 2015 (18 years 2 months)
New York, New York

Served clients on business strategy issues. Key areas of banking, insurance, asset management, private equity, technology, media

Spencer Stuart
Global Partner; SpencerStuart India Founder and Managing Director
October 2005 - May 2015 (9 years 8 months)
Mumbai Area, India

Founded and lead the Spencer Stuart India practice since 2005, as a greenfield start up. Built it to 3 offices--Mumbai, Delhi, Bangalore

Key areas of activity private equity, financial services, consumer, digital and ecommerce, industrials, education.

Advising on corporate governance, leadership, due diligence, mentoring in the entrepreneurial start up ecosystem.

Served on the Firm's global Strategy Task Force and Boards Succession Committee

F Women's World Banking
Chairperson, Board of Trustees, FWWB India
April 2005 - December 2012 (7 years 9 months)

Served on the Trustee Board of the India Affiliate of Women's World Banking. The last role as Chairperson of the Board, steering the organization through setting up a separate NBFC Ananya for lending activities and then to eventual convergence of the NBFC and the parent trust.

Space Applications Centre, ISRO
Project Intern
1991 - 1992 (1 year)
Ahmedabad Area, India

Education

Columbia University
Master's degree, International Finance and Business · (1995 - 1997)

Harvard Business School
YPO Presidents Program · (2018 - 2020)

Gujarat University, LD College of Engineering Ahmedabad
Bachelor of Engineering (B.E.), Computer Engineering